SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Exhibits.
Exhibit Number	Description of Exhibit

Exhibit 1
March 11, 2008 Press Release announcing resignation of director Michiel Steel, results of shareholder meeting on February 29, 2008, and providing guidance with regarding to operating results for the year ending June 30, 2008.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By: /s/ Liz McOwat
Name: Liz McOwat
Title: Chief Financial Director

Date: March 18, 2008

LOGO
FUTUREMEDIA ISSUES SHAREHOLDER UPDATE
Brighton, England - March 11, 2008 - Futuremedia plc (OTCBB: FMDAY), a leading e-learning provider and design, exhibition and events agency, today provided the following update from George O’Leary, CEO of Futuremedia:

“So much has happened since our last shareholder conference call on January 29, 2008, I felt it appropriate to provide an update. First I am happy to report that we met our goal of filing the 20F in advance of the NASDAQ hearing that was scheduled on February 21, 2008. At that hearing we informed NASDAQ of our intention to move from NASDAQ to the Over The Counter Bulletin Board (“OTCBB”). With the recently filed 20F in hand, the market maker was able to file the required form 211 application and receive a quick approval. In fact our move to the OTCBB was approved by FINRA on February 29, 2008, the same day that we delisted from the Nasdaq Capital Market. Our shares now trade on the OTCBB as FMDAY and can be found on www.otcbb.com, www.bigcharts.com, and on Yahoo Finance under the symbol FMDAY.OB. The stock closed at $0.60 a share on March 10, 2008.

Secondly, the shareholders voted to approve all three proposed resolutions at the general shareholders meeting on February 29, 2008. The three resolutions, (1) to increase authorized share capital, (2) to authorize the allotment of shares and (3) to approve the disapplication of pre-emption rights, all passed by an overwhelming majority of shareholders votes cast (92%, 88% and 88%, respectively).

In other news, Futuremedia has signed agreements with Grace Advisory, a valuation expert based in Munich, Germany. They will help us to both develop an independent valuation of our two divisions and to raise acquisition capital for the purpose of purchasing companies in the exhibition and events services that meet our business and valuation model and which we would expect to be accretive to the Company.

On that note, the Button Group just finished the Mobile World Congress trade show where we built 10 exhibition stands and ran three events during the show. At MIPIM, the Cannes, France real estate trade show, Button built five exhibition stands including a new stand for St. Petersburg, Russia. Union Properties, a multi-billion property management company based in Dubai, one of Button’s largest clients, is also exhibiting at the show. Two big shows coming up for Button include Cannes Film Festival in May and the Cannes Lions International Advertising Festival in June. Button also continues to expand its reach through its existing clients by handling more of their trade shows on a global basis.

Futuremedia Learning, our division that develops custom content for online training programs for U.K. based government agencies and major corporations, continues to capitalize on the new business leads established during the Learning Technologies tradeshow this past January. Futuremedia Learning continues to secure work from its Hero customers and in February we closed business on a number of significant projects for the Crown Prosecution Service.

In addition to the corporate news regarding our move from NASDAQ to the OTCBB, we can also announce that Michiel Steel resigned from his post as a board director. With the recent addition of Sabine Steinbrecher, founder and CEO of Learning Library Inc., we will use Mr. Steel’s resignation as an opportunity to continue to reduce corporate overhead and not replace this board position. This now leaves the board with four members: Sabine, Brendan McNutt, Margot Lebenberg and myself. We believe this board will position the Company strategically to move forward in a positive and effective manner.

The 20F reflected a £7.5 million operating loss for the year ended June 30, 2007. Consequently, we did not meet the net equity component of the continued listing requirements for Nasdaq Capital Market issuers and this shortfall became the primary reason for our decision to move to the OTCBB. Instead of continually struggling to maintain compliance with NASDAQ listing requirements we will now be able to focus 100% of our attention on running the business and executing on our strategic plan. To that end, we have successfully reduced overhead in all operating units as well as corporate overhead. As a result, we expect to see an operating loss of no greater than £2.5 million for the year ending June 30, 2008, a reduction in cost of £5 million as compared to the prior year. To highlight the progress made so far, the Button Group’s London office lost over £2 million last year and this year is expected to make a slight profit as a result of our efforts to reduce our overhead and expand our business.

Futuremedia will continue to find ways to realize shareholder value by executing on its strategic plan. We continue to reduce costs wherever possible, which has produced a much stronger foundation for us to build the business. Our move to the OTCBB enables management to focus on the critical growth drivers of our business and puts us in a more favorable position to create long term shareholder value.”

About Futuremedia

Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the NASDAQ in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk.

Contact Information:

US - Mike Smargiassi/Dianne Pascarella
Brainerd Communicators, Inc.
+1 212-986-6667
ir@futuremedia.co.uk